UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

IOMED, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

462028101

(CUSIP Number)

D. Stephen Antion
Ridgestone Corporation
10877 Wilshire Blvd, Suite 2000
Los Angeles, CA 90024
(310) 209-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ridgestone Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,058,400

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,058,400

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,058,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abbott L. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,058,400

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,058,400

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,058,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Linda L. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,058,400

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,058,400

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,058,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, no par value per share (the “Common Stock”), of IOMED, Inc., a Utah corporation (the “Issuer”).  The Issuer’s principal executive office is located at 2441 South 3850 West, Salt Lake City, Utah 84120.

Item 2.	Identity and Background

This statement is being filed by Ridgestone Corporation, Abbott L. Brown and Linda L. Brown.  All of the shares of Common Stock that are covered by this statement are directly held by Ridgestone Corporation, which is controlled by Abbott L. Brown and Linda L. Brown as trustees of the Brown Living Trust dated June 26, 1989, as amended.

Ridgestone Corporation is a private investment company focused on owning, operating and financing middle market companies.  Abbott L. Brown is the Chief Executive Officer and Chairman of the Board of Directors of Ridgestone Corporation.  Linda L. Brown is Vice President, Secretary and a member of the Board of Directors of Ridgestone Corporation.

The principal business address of the Reporting Persons is 10877 Wilshire Blvd., Suite 2000, Los Angeles, CA 90024.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ridgestone Corporation is a Delaware corporation. Abbott L. Brown and Linda L. Brown are both United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration
Ridgestone Corporation used $1,952,150 from available working capital to purchase the shares of Common Stock as detailed in Item 5.

Item 4.	Purpose of Transaction

Ridgestone Corporation purchased the shares of Common Stock covered by this statement based on the Reporting Persons’ belief that the current market price of the Common Stock is undervalued.  On April 5, 2005 Ridgestone Corporation sent a letter to the Chief Executive Officer of the Issuer that described the Reporting Persons’ views about the value of the Common Stock and discussed possible means of increasing shareholder value.  A copy of this letter is included as Exhibit 2 to this statement.  Depending upon overall market conditions, the Reporting Persons’ other investment opportunities and the availability of shares Common Stock at desirable market prices, the Reporting Persons may attempt to purchase additional shares of Common Stock.

Except as described herein or as would occur upon completion of any of the actions described herein, the Reporting Persons do not as of the date of this statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with the Issuer’s management and the Board of Directors concerning the Issuer’s business, operations and future plans.  Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation, seeking representation on the Issuer’s Board of Directors, making proposals to the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)   As of the date of this statement, the Reporting Persons beneficially own an aggregate of 1,058,400 shares of Common Stock constituting 16.1% of the Issuer’s outstanding shares of Common Stock (based on 6,585,213 shares of Common Stock outstanding as of January 31, 2005 as set forth in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on February 11, 2005).

(b)   All of the shares of Common Stock that are covered by this statement are directly held by Ridgestone Corporation, which is controlled by Abbott L. Brown and Linda L. Brown as trustees of the Brown Living Trust dated June 26, 1989, as amended. Consequently, each Reporting Person has sole voting and dispositive power with respect to all 1,058,400 shares of Common Stock held by Ridgestone Corporation.

(c) Following is a list of the transactions by Ridgestone Corporation in the Common Stock within the past 60 days (in each case, all trades were executed on the OTC (over-the-counter) market):

DATE	TRANSACTION	NO. OF SHARES	PRICE/SHARE
2/2/2005	Purchase	5,300	$2.16
2/2/2005	Sale	(1,000)	$2.22
2/3/2005	Sale	(1,300)	$2.25
2/4/2005	Purchase	7,100	$2.21
2/7/2005	Purchase	500	$2.23
2/8/2005	Purchase	5,900	$2.24
2/9/2005	Purchase	11,600	$2.24
2/10/2005	Purchase	17,600	$2.25
2/11/2005	Purchase	7,200	$2.26
2/14/2005	Purchase	600	$2.25
2/15/2005	Purchase	15,900	$2.29
2/15/2005	Sale	(1,000)	$2.30
2/16/2005	Sale	(1,000)	$2.30
2/16/2005	Purchase	500	$2.29

DATE	TRANSACTION	NO. OF SHARES	PRICE/SHARE
2/17/2005	Purchase	1,900	$2.29
2/18/2005	Sale	(2,000)	$2.36
2/23/2005	Sale	(100)	$2.50
2/24/2005	Sale	(6,200)	$2.45
2/25/2005	Sale	(100)	$2.49
2/28/2005	Sale	(11,900)	$2.44
3/1/2005	Purchase	2,000	$2.24
3/2/2005	Sale	(6,700)	$2.40
3/3/2005	Sale	(1,000)	$2.35
3/3/2005	Purchase	1,000	$2.28
3/7/2005	Purchase	11,800	$2.29
3/8/2005	Purchase	7,000	$2.26
3/9/2005	Purchase	3,500	$2.15
3/23/2005	Purchase	9,800	$2.18
3/24/2005	Purchase	10,000	$2.19
3/28/2005	Purchase	10,000	$2.07
3/31/2005	Purchase	821,000	$1.70

(d)   No person other than Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Christopher S. Kiper and D. Stephen Antion, who are employed by Ridgestone Corporation, each has profit participations in connection with Ridgestone Corporation’s ownership of the Issuer’s Common Stock.  Linda L. Brown is the wife of Abbott L. Brown.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1. Agreement and Power of Attorney Exhibit 2. Letter to IOMED, Inc.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2005	RIDGESTONE CORPORATION
	By:	/s/ ABBOTT L. BROWN
	Name:	Abbott L. Brown
	Title:	Chairman and Chief Executive Officer

	By:	/s/ ABBOTT L. BROWN
	Name:	Abbott L. Brown

	By:	/s/ LINDA L. BROWN
	Name:	Linda L. Brown